                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-66059



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                            Lamar Advertising Company
                            5551 Corporate Boulevard
                          Baton Rouge, Louisiana 70808
                                 (225) 926-1000

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                            LAMAR ADVERTISING COMPANY

                                  63,005 Shares

                              Class A Common Stock


         Lamar Class A Common Stock trades on the Nasdaq National Market under the symbol "LAMR." On December 21, 1998, the last reported per share sale price of Lamar Class A Common Stock was $33.75.

         We previously issued 63,005 shares of Lamar Class A Common Stock to the former stockholders of Mountaineer Outdoor Sign, Inc. in connection with our acquisition of that company. This prospectus relates to resales of those shares.

         The shares may be offered and sold by the selling stockholders from time to time in open-market or privately-negotiated transactions which may involve underwriters or brokers.

         We will not receive any of the proceeds from the sale of the shares covered by this prospectus.

         We have two types of Common Stock: Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock have the same rights and powers, except that a share of Class A Common Stock entitles the holder to one vote and a share of Class B Common Stock entitles the holder to ten votes.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF CLASS A COMMON STOCK.

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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                THE DATE OF THIS PROSPECTUS IS DECEMBER 23, 1998.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Lamar Advertising Company..................................................4

Where You Can Find More Information........................................4

Risk Factors...............................................................5

Selling Stockholders.......................................................10

Plan of Distribution.......................................................10

Legal Matters..............................................................11

Experts....................................................................11

                            LAMAR ADVERTISING COMPANY

         Lamar Advertising Company is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. We conduct a business that has operated under the Lamar name since 1902. As of November 1, 1998, we operated approximately 70,400 displays in 36 states. We also operate the largest logo sign business in the United States. Logo signs are signs located near highway exits which deliver brand name information on available gas, food, lodging and camping services. As of November 1, 1998, we maintained over 73,500 logo sign displays in 18 states. We also operate transit advertising displays on bus shelters, bus benches and buses in several markets.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

    o    Annual Report on Form 10-K for the year ended December 31, 1997;

    o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    o Current Reports on Form 8-K/A filed with the SEC on April 17, 1998 and October 19, 1998 and Current Reports on Form 8-K filed with the SEC on June 5, 1998, June 26, 1998, August 14, 1998, October 15, 1998 and
         December 22, 1998;

    o The consolidated financial statements of Penn Advertising, Inc. and Subsidiary contained in our Current Report on Form 8-K/A filed with the SEC on June 13, 1997;

    o The statement of assets acquired and liabilities assumed of National Advertising Company - Lamar Acquisition as of August 14, 1997, and the related statement of revenues and expenses for the years ended December 31, 1996 and 1995, contained in our Current Report on Form 8-K/A filed with the SEC on October 27, 1997; and

    o The description of the Class A Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 7, 1996, as amended by Form 8-A/A filed with the Commission on July 31, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning using the following contact information:

                            Shareholder Services
                            Lamar Advertising Company
                            5551 Corporate Boulevard
                            Baton Rouge, LA 70808
                            (225) 926-1000

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS


If you purchase shares of Lamar Class A Common Stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus and the other information that we have referred you to.

It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about our:

o    expected operating results
o    market opportunities
o    acquisition opportunities
o    ability to compete and
o    stock price.

Generally, the words "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ materially from the results discussed in the forward-looking statements because of these and other factors.

SIGNIFICANT FIXED PAYMENTS ON OUR DEBT INCREASES UNCERTAINTY AND REDUCES FLEXIBILITY IN OPERATIONS

We have borrowed substantial amounts of money in the past and may borrow more money in the future. At December 1, 1998, we had approximately $980 million of debt outstanding consisting of approximately $350 million in bank debt, $560 million in various series of senior subordinated notes and $70 million in various other short-term and long-term debt.

A large part of our cash flow from operations must be used to make principal and interest payments on our debt. If our operations make less money in the future, we may need to borrow to make these payments. In addition, we finance most of our acquisitions through borrowings under our bank credit facility which has a total committed amount of $500 million in term and revolving credit loans. As of December 1, 1998, we only had approximately $100 million available to borrow under this credit facility. Since our borrowing capacity under our credit facility is limited, we may not be able to continue to finance future acquisitions at our historical rate with borrowings under our credit facility. We may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. We cannot guarantee that such additional financing will be available or available on favorable terms. We also may need the consent of the banks under our credit facility, or the holders of other indebtedness, to borrow additional money.

Some of our competitors may have less debt and, therefore, may have more flexibility to operate their businesses and use their cash flow from operations.

RESTRICTIONS IN DEBT AGREEMENTS REDUCE OPERATING FLEXIBILITY AND CREATE POTENTIAL FOR DEFAULTS

The terms of our credit facility and the indentures relating to our outstanding notes restrict, among other things, our ability to:

o    dispose of assets
o    incur or repay debt
o    create liens and
o    make investments.

Under our credit facility we must maintain specified financial ratios and levels including:

o    cash interest coverage
o    fixed charge coverage
o    senior debt ratios and
o    total debt ratios.

Failure to comply with these tests may cause all amounts outstanding under the credit facility to become immediately due. If this were to occur, it would create serious financial problems for us. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

CHANGES IN ECONOMIC AND ADVERTISING TRENDS COULD HURT OUR BUSINESS

We sell advertising space to generate revenues. A decrease in demand for advertising space could adversely affect our business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:

o    a general decline in economic conditions
o a decline in economic conditions in particular markets where we conduct business
o a reallocation of advertising expenditures to other available media by significant users of our displays or
o    a decline in the amount spent on advertising in general.

ELIMINATION OF TOBACCO ADVERTISING WILL REDUCE OUR REVENUES

In November 1998, the U.S. tobacco companies and attorneys general of 8 states agreed to the terms of a new national tobacco settlement. This new proposed settlement, unlike the previous proposed settlement which collapsed in June 1998 after Congress failed to enact the required legislation, does not require federal government approval. A total of forty-six states, the District of Columbia and five territories have agreed to sign on to this new proposed settlement. Under its terms, tobacco companies will discontinue all advertising on billboards and buses in these jurisdictions. The remaining four states have already reached separate settlements of litigation with the tobacco industry. We have already removed all of our tobacco billboards and advertising in these states in compliance with the settlement deadlines.

When the latest settlement is finalized, we estimate that all of our current revenues from tobacco advertising will come to an end in April 1999. Our revenues from tobacco advertising totaled $17.7 million for 1997 and $14.6 million for the nine-month period ended September 30, 1998. Management currently estimates based on available information that approximately $18 to $19 million in tobacco advertising revenues will be lost in 1999 as a result of this settlement.

When fully implemented, the ban on outdoor advertising of tobacco products provided in the settlement will decrease our outdoor advertising revenues and increase our available inventory. An increase in available inventory could cause us to reduce our rates or limit our ability to raise rates. If we are unable to replace our revenues from tobacco advertising before the tobacco settlement is fully implemented, this settlement will have an adverse effect on our results of operations.

REGULATION OF OUTDOOR ADVERTISING IMPACTS OUR OPERATIONS

Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Certain federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor adverting at the federal, state or local level may have a material adverse effect on our results of operations.

CONTINUING TO GROW BY ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES

We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. However, the following factors may affect our ability to continue to pursue this strategy effectively.

o The outdoor advertising market has been consolidating, and this may adversely affect our ability to find suitable candidates for purchase.

o We are also likely to face increased competition from other outdoor advertising companies for the companies or assets we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those we are able to purchase.

o We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find acquisition opportunities with acceptable terms.

o From January 1, 1997 to December 1, 1998, we completed 64 transactions involving the purchase of complementary outdoor advertising assets, the most significant of which was the acquisition on October 1, 1998 of Outdoor Communications, Inc. for $385 million. We must integrate these acquired assets and businesses into our existing operations. This process of integration may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.

COMPETITION FROM LARGER OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING COULD HURT OUR PERFORMANCE

We cannot be sure that in the future we will compete successfully against the current and future sources of outdoor advertising competition and competition from other media. The competitive pressure that we face could adversely affect our profitability or financial performance. We face competition from other outdoor advertising companies, some of which may be larger and better financed than we are, as well as from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

In our logo sign business, we currently face competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, we compete for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, we must compete to keep our existing contracts each time they are up for renewal.

POTENTIAL LOSSES RESULTING FROM THE FAILURE OF OUR CONTINGENCY PLANS RELATING TO HURRICANES COULD HURT OUR BUSINESS

Although we have developed contingency plans designed to deal with the threat posed to our advertising structures by hurricanes, we cannot guarantee that these plans will work. If these plans fail, significant losses could result.

A significant portion of our structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL

A growing portion of our revenues and operating income come from our state-awarded service contracts for logo signs. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state-awarded service contracts for logo signs. Even when we are awarded such a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. States may terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of our current logo sign contracts, one is due to terminate in September 1999 and two are subject to renewal, one in May 1999 and another in June 2000. We cannot guarantee that we will be able to obtain new logo sign contracts or renew our existing contracts. In addition, after we receive a new state-awarded logo contract, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

LOSS OF KEY EXECUTIVES COULD AFFECT OUR OPERATIONS

Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., our Chief Executive Officer, our six regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.

CONTROLLING STOCKHOLDER CAN CONTROL VOTE TO EXCLUSION OF PURCHASERS OF CLASS A COMMON STOCK

Purchasers of the Class A Common Stock offered under this prospectus will be minority stockholders. They will have no control over the management or business practices of the company. Kevin P. Reilly, Jr., our Chief Executive Officer, is the managing general partner of the Reilly Family Limited Partnership. On the date of this prospectus, this partnership beneficially owns all of the outstanding shares of Class B Common Stock, which shares represent approximately 83.3% total voting power of the Common Stock as of November 30, 1998. As a result, Mr. Reilly, or his successor as managing general partner, controls the outcome of matters requiring a stockholder vote. These matters include electing directors, amending our certificate of incorporation or by-laws, adopting or preventing certain mergers or other similar transactions, such as a sale of substantially all of our assets. Mr. Reilly would also decide the outcome of transactions that could give the holders of our Class A Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares.

Further, subject to contractual restrictions and general fiduciary obligations, we are not prohibited from engaging in transactions with management or our principal stockholders or with entities in which members of management or our principal stockholders have an interest. Our certificate of incorporation does not provide for cumulative voting in the election of directors and, consequently, the Reilly Family Limited Partnership can elect all the directors.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY MAKE IT HARDER TO SELL THE COMPANY OR AFFECT THE MARKET PRICE OF CLASS A COMMON STOCK

Certain provisions of our certificate of incorporation and by-laws may discourage a third party from offering to purchase the company. These provisions, therefore, inhibit actions that would result in a change in control of the company. Some of these actions would otherwise give the holders of the Class A Common Stock the opportunity to realize a premium over the then-prevailing market price of their stock.

These provisions may also adversely affect the market price of the Class A Common Stock. For example, under our certificate of incorporation we can issue "blank check" preferred stock with such designations, rights and preferences as our board of directors determines from time to time. If it is issued, this type of preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the company. In addition, if we issue preferred stock, it may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Class A Common Stock. We do not currently intend to issue any shares of this type of preferred stock, but we retain the right to do so in the future.

Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which may discourage takeover attempts. The Reilly Family Limited Partnership, furthermore, has the voting power to approve or reject any takeover proposal.

CHANGES IN OUR STOCK PRICE COULD EXPOSE YOUR INVESTMENT TO LOSS

From time to time, the market price for the Class A Common Stock may change dramatically. These changes could occur at any time and could lead to the loss of a significant amount of your investment.

Our quarterly operating results, changes in earning estimates by analysts, changes in general conditions in our industry, in the economy, in the financial markets or other developments that affect us, could cause the market price of the Class A Common Stock to fluctuate substantially.

Fluctuations in the market price of the Class A Common Stock may also occur because we have some degree of seasonality in our earnings and operating results. Typically, we experience our strongest financial performance in the summer and our lowest in the winter. We expect this trend to continue in the future. Because a significant portion of our expenses is fixed, a decrease in revenues in any quarter will likely produce a period to period decline in our operating performance and net earnings.

The stock market has also experienced significant price and volume fluctuations in recent years. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to operating performance.

                              SELLING STOCKHOLDERS

         The selling stockholders were stockholders of Mountaineer Outdoor Sign, Inc., which we recently acquired. We issued the shares covered by this prospectus to them in connection with the acquisition and agreed to register the shares. The following table sets forth the name and number of shares of Class A Common Stock owned by each selling stockholder, all of which may be offered by this prospectus. Neither of the selling stockholders has held any position or office with, been employed by or otherwise had a material relationship with, Lamar or any of our predecessors or affiliates since January 1, 1995, other than as a stockholder. As of December 18, 1998, there were approximately 36,160,400 million shares of Lamar Class A Common Stock outstanding. The total number of shares issued in connection with the acquisition which may be offered by this prospectus represents less than 1% of that number:


                                                              Number of Shares Owned as
                                                          of December 2, 1998, all of which
              Name of Selling Stockholder                     are being offered hereby
            ---------------------------------             ---------------------------------
                   Oshel B. Craigo                                    36,442
                   Thomas Susman                                      26,563


         Any person who receives shares from a selling stockholder as a gift or in connection with a pledge may sell up to 500 of such shares using this prospectus.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer the shares of Class A Common Stock covered by this prospectus from time to time in transactions in the over-the-counter market, on any exchange where the Class A Common Stock is then listed, with broker-dealers or third-parties other than in the over-the-counter market or on an exchange (including in block sales), in connection with short sales, in connection with writing call options or in other hedging arrangements, or in transactions involving a combination of such methods.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         The selling stockholders may use dealers, agents or underwriters to sell their shares. Underwriters may use dealers to sell such shares. If this happens, the dealers, agents or underwriters may receive compensation in the form of discounts or commissions from the selling stockholders, purchasers of shares or both (which compensation to a particular broker might be in excess of customary compensation).

         The selling stockholder and any dealers, agents or underwriters that participate with the selling stockholder in the distribution of the shares may be deemed to be "underwriters" as such term is defined in the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of such shares of Class A Common Stock offered by this prospectus, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

         To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of Class A Common Stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholder, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, which provisions may limit the timing of purchases and sales of any shares of Class A Common Stock by the selling stockholder. The foregoing may affect the marketability of the shares offered by this prospectus.

         We have agreed to pay certain expenses of the offering and issuance of the shares covered by this prospectus, including the printing, legal and accounting expenses we incur and the registration and filing fees imposed by the SEC or the Nasdaq National Market. We will not pay brokerage commissions or taxes associated with sales by the selling stockholders or any legal, accounting and other expenses of the selling stockholders.

                                  LEGAL MATTERS

         Palmer & Dodge LLP, Boston, Massachusetts, counsel to Lamar, is giving Lamar an opinion on the validity of the shares covered by this prospectus.

                                     EXPERTS

         The consolidated financial statements and schedule of Lamar Advertising Company and Subsidiaries as of October 31, 1996 and December 31, 1997, and for the years ended October 31, 1995 and 1996, the two months ended December 31, 1996, and the year ended December 31, 1997, incorporated by reference into this prospectus and Registration Statement have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

         The consolidated balance sheets of Outdoor Communications, Inc. and subsidiaries as of June 30, 1998 and 1997 and the related statements of operations, stockholders' deficit and cash flows of Outdoor Communications, Inc. for the years ended June 30, 1998 and 1997, and the period from April 4, 1996 through June 30, 1996, the consolidated statements of operations, stockholders' deficit and cash flows of OCI Corp. of Michigan and subsidiaries (predecessor to Outdoor Communications, Inc.) for the period from August 1, 1995 through April 3, 1996, and the consolidated statements of operations, stockholders' deficit and cash flows of Mass Communications Corp. and subsidiary (predecessor to Outdoor Communications, Inc.) for the period from September 1, 1995 through April 3 1996, all of which have been incorporated by reference in this prospectus and in the Registration Statement, have been incorporated by reference in this prospectus and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

         The consolidated balance sheets of Penn Advertising, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income and accumulated deficit and cash flows for the years then ended have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Philip R. Friedman & Associates, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The statement of assets acquired and liabilities assumed of National Advertising Company - Lamar Acquisition as of August 14, 1997, and the related statement of revenues and expenses for the years ended December 31, 1996 and 1995, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP (Coopers & Lybrand L.L.P. prior to its July 1, 1998 merger with Price Waterhouse LLP), independent accountants, given on the authority of that firm as experts in accounting and auditing.